CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 23, 2011 relating to the consolidated financial statements and financial statement schedules of MDU Resources Group, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of the definitions and required pricing assumptions outlined in the Modernization of Oil and Gas Reporting rules issued by the Securities and Exchange Commission effective as of December 31, 2009), and the effectiveness of MDU Resources Group, Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of MDU Resources Group, Inc. for the year ended December 31, 2010, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
May 19, 2011